EXHIBIT 1


FOR IMMEDIATE RELEASE

                  AES REACHES AGREEMENT TO ACQUIRE CONTROL OF
                     DISTRIBUTION COMPANIES IN EL SALVADOR

ARLINGTON, VA, August 31, 2000-- The AES Corporation (NYSE: AES) and Reliant Energy (NYSE: REI) announced today that they have entered into an agreement whereby a subsidiary of AES will acquire Reliant Energy International's interest in El Salvador Energy Holdings, S.A. ("ESEH"), which owns three distribution companies in El Salvador. The sale is expected to close by the end of the third quarter.

The three distribution companies, Compania de Alumbrado Electrico de San Salvador, S.A. de C.V. ("CAESS"), Empresa Electrica de Oriente, S.A. de C.V. ("EEO") and Distribuidora Electrica de Usulutan, S.A. De C.V. ("DEUSEM") serve
3.5 million people, approximately 60 percent of the population of El Salvador, including the capital city of San Salvador. The companies were awarded to ESEH in a 1998 privatization. ESEH is owned by Grupo EDC of Venezuela and REI in a 50%/50% partnership. Based on AES' successful tender for shares of Grupo EDC in June 2000, AES owns approximately 87% of Grupo EDC. Through the purchase of Reliant Energy International's interest, AES will own the controlling interest in the three distribution companies.

The sale represents Reliant Energy International's entire interest in El Salvador. It is part of the company's plan, announced in December 1999, to divest its Latin American investments.

Mr. Dennis W. Bakke, President and Chief Executive Officer of AES, stated "We are very excited to increase our presence in the Salvadoran market. A hidden jewel of Latin America, El Salvador has an investment grade rating and a strong commitment to private enterprise. This investment furthers our commitment to providing excellent customer service to the people of El Salvador."

Ms. Sarah Slusser, Vice President of AES, said "AES started its commitment to the Central American region with our investment in AES CLESA, distributing power to the Western region of El Salvador. We're proud to have the opportunity to further participate in the Salvadoran market and continue the great tradition


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that these distribution companies have developed over the last 100 years."

Business development milestones in 2000 include the following:

o In August, subsidiaries of AES issued approximately $1 billion of non-recourse project bonds to refinance outstanding debt at Drax.

o In August, a subsidiary of AES entered into an agreement whereby AES will acquire the 49% interest held by TransCanada PipeLines Limited in the Songo Songo Gas-to-Electricity Project in Tanzania.

o In July, AES and IPALCO Enterprises Inc. announced that they entered an agreement whereby AES will acquire IPALCO Enterprises, Inc.

o In June, AES acquired approximately 87% of the stock of C.A. La Electricidad de Caracas, an integrated electricity company serving Caracas, Venezuela.

o In June, a subsidiary of AES completed an $815 million non-recourse financing for a circulating fluidized bed coal-fired facility currently being built on the south coast of Puerto Rico.

o In May, a subsidiary of AES acquired 100% of Tractebel Power Ltd., ("TPL") from Tractebel S.A. With this transaction, AES owns approximately 92% of NIGEN's common stock.

o In May, AES announced that it won a bid to purchase a 70% interest in the 1,580 MW Mohave Generating Station in Laughlin, Nevada for approximately $667 million.

o In April, AES announced it intends to launch a tender offer to acquire all outstanding common and preference shares of Brazilian generation company Compania de Geracao de Energia Eletrica Tiete ("Tiete").

o In March, a subsidiary of AES acquired for $8 million, GeoUtilities Inc., an internet-based superstore for energy, telecom and other vital services.

o In March, a subsidiary of AES completed a financing associated with 823 MW of generating facilities in the Republic of Georgia. The financing included the acquisition of the 600 MW Gardabani thermal plant and the establishment of 25-year concessions for the Khrami I and II hydro stations, which have a combined capacity of 223 MW.

o In March, a subsidiary of AES completed a $440 million non-recourse project financing for AES Red Oak, an 832 MW natural gas-fired combined cycle plant in Sayerville, New Jersey.

o In February, AES announced that it had entered into an agreement to acquire a 59% stake in the 1,000 MW hydroelectric facility of Hidroelectrica Alicura S.A. ("Alicura") in Argentina from Southern Energy, Inc. ("SEI").

o In February, AES announced that a subsidiary had reached an agreement with the Bulgarian state- owned electric utility NEK, that will allow AES to build, own, operate and transfer a $750 million lignite-fired power plant.

o In January, a subsidiary of AES agreed to acquire 59% of the outstanding preferred (non-voting) shares of Eletropaulo S.A. ("Eletropaulo").


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o    In January, a subsidiary of AES and Caterpillar Inc. reached a service agreement for multiple energy products that will result in the construction of a 45 MW cogeneration plant in Mossville, Illinois.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, the United Kingdom, the United States and Venezuela.


The company's generating assets include interests in one hundred and thirty two facilities totaling over 47 gigawatts of capacity. AES' electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

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For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an
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